Exhibit 99.1

PRESS RELEASE

Advanced Accelerator Applications Signs Exclusive License Agreement With Johns Hopkins University to Develop PSMA Receptor Ligand in Prostate Cancer

Company broadens pipeline with PSMA-SR6, which could be used to treat, image, monitor and stage prostate cancer utilizing a clinical development strategy similar to Lutathera and Somakit

11 January 2016, Saint-Genis-Pouilly, France – Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA” or “the Company”), an international specialist in molecular nuclear medicine, today announced an exclusive license agreement with Johns Hopkins University in Baltimore, Maryland to develop and market PSMA-SR6, a receptor ligand of Prostate-Specific Membrane Antigen (PSMA) for clinical therapeutic and diagnostic purposes. AAA will focus on developing this treatment and its companion diagnostic for prostate cancer through novel molecular nuclear medicine techniques similar to those implemented for the development of Lutathera and Somakit. Prostate cancer affects nearly 1 in 7 men during their lifetime worldwide.

The terms of the agreement include payment to Johns Hopkins of an upfront licensing fee, as well as certain milestone and royalty payments.

“This licensing agreement is the first step toward broadening our development pipeline by leveraging a formula that we have already successfully applied to develop our lead therapeutic and diagnostic candidates Lutathera and Somakit. We plan to radiolabel PSMA-SR6, to develop a 177Lu-PSMA-SR6 to treat and monitor prostate cancer and a 68Ga-PSMA-SR6, which will help to diagnose and stage disease. The PSMA expression pathway has been widely investigated with labelled antibodies, but we believe that a small molecule, with very high specificity and rapid uptake into tumors and clearance from non-targeted organs could be the ideal candidate for a full theragnostic approach. We are very pleased to partner with the Johns Hopkins University as they have been pioneering and leading this new field for many years,” says Stefano Buono, Chief Executive Officer of AAA.

“Our license agreement with AAA extends Johns Hopkins University’s research leadership in PSMA to benefit patients,” says Neil Veloso, Executive Director of Johns Hopkins Technology Ventures. "We are very pleased that AAA has selected PSMA-SR6 for full development for commercial applications in an area of significant patient need."

AAA is planning to support a proof-of-concept study in humans that may start in 2016 for both diagnostic and therapeutic applications of PSMA-SR6.

PSMA-SR6 is a unique second-generation selective prostate cancer PSMA receptor ligand developed by Dr Martin Pomper at Johns Hopkins University. PSMA-SR6 has a unique structure and is selective for PSMA expressed on prostate cancer tumor cells. It belongs to a new class of PSMA receptor ligands with high potential as diagnostic and therapeutic markers for prostate cancer. Studies have consistently demonstrated PSMA expression in all types of prostate tissue and an increased PSMA expression in cancer tissue.

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About Advanced Accelerator Applications

Advanced Accelerator Applications (AAA) is a radiopharmaceutical company founded in 2002 that develops innovative diagnostic and therapeutic products. AAA’s main focus is in the field of molecular imaging and targeted, individualized therapy for patients with serious conditions (“Personalized Medicine”). AAA currently has 17 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and has over 400 employees in 11 countries (France, Italy, UK, Germany, Switzerland, Spain, Poland, Portugal, Israel, U.S. and Canada). In 2014, AAA reported sales of €69.9 million (+29.9% vs. 2013). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information please visit: www.adacap.com

About Molecular Nuclear Medicine (“MNM”)

Molecular Nuclear Medicine is a medical specialty using trace amounts of active substances, called radiopharmaceuticals, to create images of organs and lesions and to treat various diseases, such as cancer. The technique works by injecting targeted radiopharmaceuticals into the patient’s body that accumulate in the organs or lesions and reveal specific biochemical processes. Molecular Nuclear Diagnostics employs a variety of imaging devices and radiopharmaceuticals. PET (Positron Emission Tomography) and SPECT (Single Photon Emission Tomography) are highly sensitive imaging technologies that enable physicians to diagnose different types of cancer, cardiovascular diseases, neurological disorders and other diseases in their early stages.

About Johns Hopkins Technology Ventures

Johns Hopkins Technology Ventures (JHTV) serves Johns Hopkins researchers and inventors as a licensing, patent and technology commercialization office and acts as an active liaison to parties interested in leveraging university research or materials for academic or corporate endeavors. JHTV helps develop new discoveries and inventions into products and services that benefit society and transform the world. In 2014, JHTV secured more than $16 million in licensing revenue, possessed more than 2,000 active issued patents and created 13 new startup companies. For more information about Johns Hopkins Technology Ventures, opportunities to collaborate, start a technology venture or license a technology, visit http://ventures.jhu.edu/

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for Lutathera and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of Lutathera and our other products or product candidates; our estimates regarding the market opportunity for Lutathera, our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the U.S.; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; and general economic, political, demographic and business conditions in Europe, the U.S. and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

AAA Media Relations Laetitia Defaye Head of Corporate Communications laetitia.defaye@adacap.com Tel: +33 (0)6 86 65 73 52	Véronique Mermet Communications Officer info@adacap.com Tel: +33 (0)4 50 99 30 70

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Jordan Silverstein

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